

Scotiabank
GLOBAL BANKING AND MARKETS

09/13/2023

Memo: SBSE-A Amendment

This memo is to inform the Securities and Exchange Commission staff that the Bank of Nova Scotia (“BNS”) has filed an amended Form SBSE-A to update the list of Principals, specifically to reflect the addition of Sandra Stuart and Michael Medline as Principals of the Bank.